Exhibit 16.1

Securities and Exchange Commission

1000 “F” Street, NE

Washington, DC 20549-6561

We are the independent registered public accounting firm Goldstein Schechter Koch, P.A. Certified Public Accountants (“Goldstein Schechter Koch”), which was the independent registered public accounting firm that audited the consolidated financial statements of Alternative Fuels Americas, Inc. and Subsidiaries (the “ Company ”) as of and for the year ended December 31, 2013.

Additionally, we are the succeeding independent registered public accounting firm to De Meo Young McGrath, P.A. Certified Public Accountants and Consultants (“ DYM ”) which was the independent registered public accounting firm that audited the consolidated financial statements of Alternative Fuels Americas, Inc. and Subsidiaries (the “ Company ”) as of and for the years ended December 31, 2012 and December 31, 2011.

We have been furnished with a copy of the response to Item 4.01 of Form 8-K to be filed by the Company with respect to the change in the Company’s certifying independent registered public accounting firm, which report is to be filed by the Company with you.

We agree with the statements made in response to that item insofar as they relate to DYM and this firm.

Very truly yours,

/s/ Goldstein Schechter Koch, P.A.

Goldstein Schechter Koch, P.A.

Fort Lauderdale, Florida

November 13, 2014